SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT No. 1)

                        CarrAmerica Realty Corporation
                   (formerly named Carr Realty Corporation)
                                 (Name of Issuer)


                         Common Stock, $0.01 Par Value
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                  Paul E. Szurek
                           SECURITY CAPITAL U.S. REALTY
                                 69, route d'Esch
                                L-1470 Luxembourg
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                April 30, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 11 Pages




           CUSIP No. 14441K 10 3         13D        Page 2 of 11 Pages


         1    NAME OF PERSON
              Security Capital Holdings S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Luxembourg

                                  7    SOLE VOTING POWER
             NUMBER OF                 11,627,907 (See Item 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    11,627,907
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,627,907 (See Item 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.5% (See Item 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







         Item 1.   Security and Issuer.

                   This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). The principal executive offices of Carr are located at 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006.

         Item 2.   Identity and Background.

                   This Amendment is filed by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Secu-rity Capital U.S. Realty, a corporation organized and existing under the laws of Luxembourg ("Security Capital U.S. Realty" and, together with Holdings, "USRealty"). The business objec-tive of USRealty is to become Europe's preeminent publicly-held real estate operating company with strategic investments in leading "value-added" real estate operating companies in the United States. USRealty intends to acquire 25% to 45% of the common stock of a limited number of U.S. real estate operating companies with specific market niches and the potential to be leaders in their respective peer groups. USRealty intends to maximize shareholder returns in these companies by investing sufficient capital and, by obtaining representation on the boards of directors and committees thereof, participating with managements in developing and implementing strategies for long-term growth in per share operating results. The principal of-fices of USRealty are located at 69, route d'Esch, L-1470, Lux-embourg.

                   During the last five years, to the best of USRealty's knowledge, neither USRealty nor any of its executive officers or directors has been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which USRealty or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or man-dating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              Each executive officer and each director of USRealty is a citizen of the United States but, with the exception of one director, all executive officers and directors are residents of various European countries. The name, business address, and present principal occupation (including the name, principal business and address of the corporation or organization in which such employment is conducted) of each executive officer



                                Page 3 of 11 Pages







         and director is set forth in Exhibit 1 to this Amendment and is specifically incorporated herein by reference.

                   USRealty previously filed a Schedule 13D with respect to its investment in Carr, in which it disclosed that USRealty may be deemed to beneficially own up to 11,627,907 shares of Common Stock because of its right to acquire such 11,627,907 shares of Common Stock.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Pursuant to a Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr, Security Capital U.S. Re-alty and Holdings (the "Stock Purchase Agreement"), subject to the terms and conditions thereof, Carr agreed to sell and USRe-alty agreed to purchase up to 11,627,907 shares of Common Stock or, under certain circumstances, Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of Carr, convertible into Common Stock upon the availability of a sufficient number of authorized but unissued shares of Common Stock (such Preferred Stock, collectively with such Common Stock, the "Shares"). Security Capital U.S. Realty agreed to advance the funds to Holdings necessary to purchase the Shares as required by the Stock Purchase Agreement, and guaranteed the performance by Holdings of its obligations thereunder.

                   On April 29, 1996, Carr Holdings and Security Capital U.S. Realty entered into Amendment No. 1 to the Amended Stock Purchase Agreement (the "Amendment No. 1"), a copy of which Amendment is filed herewith as Exhibit 2.1. The Stock Purchase Agreement, as amended by Amendment No. 1, is herein referred to as the Amended Stock Purchase Agreement.

                   On April 30, 1996, pursuant to the Amended Stock Pur-chase Agreement, USRealty purchased all 11,627,907 shares of Common Stock. The aggregate purchase price paid to Carr for the Shares was $249,613,870. Security Capital U.S. Realty ad-vanced Holdings the funds necessary to purchase such shares as required by the Amended Stock Purchase Agreement. These funds have been obtained by USRealty from equity subscriptions which have been received by USRealty from various international in-vestors.

                   A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto, is attached to the previously filed
         Schedule 13D as Exhibit 2 thereto and is specifically incorpo-rated herein by reference, and a copy of Amendment No. 1 is attached hereto as Exhibit 2.1 and is specifically incorporated herein by reference. The description herein of such agreements




                                Page 4 of 11 Pages







         and the Exhibits thereto is qualified in its entirety by refer-ence to such agreements and Exhibits.

         Item 4.   Purpose of Transaction.

                   The purchase of the Shares is for the purpose of own-ership and not with a view to or for sale in connection with any distribution thereof. USRealty has no present intention or plan to effect any distribution of the Shares.

                   The Amended Stock Purchase Agreement provided for USRealty's purchase of 6,634,000 shares of Common Stock at a price of $21.467 per share at an initial closing under the Stock Purchase Agreement. The Amended Stock Purchase Agreement provided that, from time to time thereafter, at the election of Carr, USRealty would purchase additional Shares at a price of $21.467 per share, in minimum increments of $25 million, until an aggregate of $249,613,870 (the "Total Equity Commitment") is invested. If Carr did not elect to sell all 11,627,907 Shares to USRealty by January 1, 1997, USRealty could elect to make a single purchase of additional Shares from Carr at a price of $21.467 per share to the extent that the Total Equity Commit-ment was not yet been invested.

                   The Amended Stock Purchase Agreement provided that after the record date for the meeting of Carr's stockholders regarding the transactions contemplated by the Amended Stock Purchase Agreement, USRealty would have the right, from time to time and subject to certain limitations, to use up to $50 mil-lion of its Total Equity Commitment to purchase shares of Com-mon Stock from third parties in one or more public market or private transactions. However, USRealty would not be permitted to purchase more than 650,000 shares from third parties prior to its initial purchase of 6,634,000 shares of Common Stock from Carr. If USRealty made any such public market or private transaction purchases, Carr would have the right to require US-Realty to invest a like amount in Shares in addition to the Total Equity Commitment. All such additional investments would be made at Carr's request either on the same terms as other investors in future offerings at or above $21.467 per share or at $21.467 per share if not concurrent with a future offering.

                   The Amended Stock Purchase Agreement also provided that Carr would submit to a vote of its stockholders for their approval (i) a proposed amendment to Carr's articles of incor-poration amending the ownership limitations therein to permit USRealty to acquire the Shares and to make certain other modi-fications to facilitate Carr's continued qualification as a real estate investment trust for federal income tax purposes (a




                                Page 5 of 11 Pages







         "REIT") and (ii) a separate and independent proposal to in-crease the number of shares of Common Stock authorized by the articles of incorporation to 90,000,000 shares. If Carr's stockholders approved the transactions contemplated by the Stock Purchase Agreement but did not approve the proposed in-crease in Carr's authorized capital stock, Carr would sell to USRealty shares of Common Stock to the extent of the remaining shares of unauthorized, unissued and unreserved Common Stock, and thereafter, if necessary, shares of Preferred Stock.

                   The initial closing was subject to various condi-tions, including (i) approval by Carr's stockholders of the transaction contemplated by the Stock Purchase Agreement, (ii) approval by Carr's stockholders of the proposed amendment to Carr's articles of incorporation to amend the ownership limita-tions to permit USRealty to acquire the Shares and to make cer-tain other modifications to facilitate Carr's continued quali-fication as a REIT, (iii) approval by the partners of Carr Re-alty, L.P., the entity through which Carr currently conducts its business, of certain amendments to the partnership agree-ment of Carr Realty, L.P., (iv) the continued treatment of Carr as a REIT, (v) the consummation of the initial closing by April 30, 1996 (subject to extension by either party to June 30, 1996), (vi) the absence of any unsolicited superior proposal for an alternative transaction that, if required by the fidu-ciary duty of Carr's board of directors, results in Carr's ter-mination of the Stock Purchase Agreement, and payment of a fee to USRealty thereunder, (vii) completion of certain operational changes (including Carr's acquisition of the development divi-sion of The Oliver Carr Company), and (viii) satisfaction of various customary conditions. Subsequent closings also were subject to certain conditions.

                   The Amended Stock Purchase Agreement contemplated that the parties would enter into a Stockholders Agreement and a Registration Rights Agreement at the initial closing. The agreements as executed are attached hereto as Exhibits 2.2 and 2.3, respectively, are specifically incorporated herein by ref-erence and the description herein of such agreements is quali-fied in its entirety by reference to such agreements. Pursuant to the Stockholders Agreement, USRealty is entitled to certain rights and is subject to certain restrictions, including the following: (i) as long as USRealty owns 25% by value of the outstanding capital stock on a fully diluted basis, USRealty has the right to nominate its proportionate share of Carr's board of directors (but not more than 40% rounded down to the nearest whole number), to obtain certain operating and finan-cial information and to participate in Carr's future equity offerings by purchasing up to 30% of the securities offered therein; (ii) during a standstill period of five years (which



                                Page 6 of 11 Pages







         period shall be automatically extended for one-year increments unless USRealty gives Carr 270 days' notice cancelling such extensions or unless sooner terminated upon certain events), USRealty is subject to certain limitations and restrictions relating to voting of its Shares, acquisitions of additional Shares (generally limited to 45%, or 48% initially, of the out-standing shares of Common Stock and to 40% of the outstanding shares on a fully diluted basis), transfers of its Shares and various other matters; and (iii) as long as USRealty owns 25% by value of the outstanding capital stock on a fully diluted basis and as long as the standstill period (including exten-sions) is in effect, Carr may not take certain specified corpo-rate actions relating to incurrence of indebtedness, third party property management, investments outside the office prop-erty segment, REIT termination and reduction of its interest in Carr Realty, L.P. Pursuant to the Registration Rights Agree-ment, Carr has granted USRealty certain registration rights to facilitate the resale of its Shares under certain conditions and certain tag-along rights to sell a portion of its Shares in connection with certain extraordinary issuances of stock by Carr.

                   Early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Notification and Report Form pre-viously filed by USRealty was granted on December 11, 1995.

                   On February 26, 1996, Carr's stockholders approved the transactions contemplated by the Stock Purchase Agreement and the increase in Carr's authorized capital stock.

                   On April 29, 1996, Carr Holdings and Security Capital U.S. Realty entered into Amendment No. 1, a copy of which Amendment is filed herewith as Exhibit 2.1.

                   On April 30, 1996, pursuant to the Stock Purchase Agreement, USRealty purchased all 11,627,907 shares of Common
         Stock subject to the Amended Stock Purchase Agreement. The aggregate purchase price paid to Carr for the Shares was $249,613,870.
         Security Capital U.S. Realty advanced Holdings the funds neces-sary to purchase such shares as required by the Amended Stock Purchase Agreement. The conditions to closing described above were all either satisfied or waived. The provisions of the Amended Stock Purchase Agreement relating to the Preferred
         Stock and USRealty's right to purchase shares of Common Stock from third parties in public market or private transactions are no longer applicable.

                   Except as set forth in this Item 4, USRealty present-ly has no plans or proposals that relate to or would result in



                                Page 7 of 11 Pages







         any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Item 5.   Interest in Securities of the Issuer.

                   As of April 30, 1996, USRealty beneficially owns up to 11,627,907 shares of Common Stock because of USRealty's pur-chase of such shares of Common Stock on April 30, 1996. USRe-alty owns approximately 46.5% of the outstanding Common Stock, and approximately 39.0% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding limited partnership units of Carr Realty, L.P. that are redeemable for Common Stock or the cash equivalent thereof. Security Capital Group Incorporated is the largest holder of the outstanding interests in Security Capital U.S. Realty (al-though such ownership is less than 40%) and may be deemed to control Security Capital U.S. Realty. Security Capital Group Incorporated disclaims beneficial ownership of the Shares to be acquired by USRealty.

                   Except as set forth in this Item 5, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by US-Realty or by its directors, executive officers or controlling persons.

         Item 6. Contracts, Arrangements, Understanding or Relation-ships with Respect to Securities of the Issuer.

                   As described above in Item 4, the Amended Stock Pur-chase Agreement, the Stockholders Agreement and the Registra-tion Rights Agreement among Carr, Security Capital U.S. Realty and Holdings provide for various rights and restrictions with respect to Carr's Common Stock and Preferred Stock.

                   A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto (including the forms of the Stockholders Agreement and the Registration Rights Agreement), is attached to the previously filed Schedule 13D as Exhibit 2 thereto and copies of Amendment No. 1 to the Stock Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement, as executed are attached hereto as Exhibits 2.1, 2.2 and 2.3, respectively, and all such Exhibits are specifically incorpo-rated herein by reference, and the description herein of such agreements and the Exhibits thereto are qualified in their en-tirety by reference to such agreements and Exhibits.







                                Page 8 of 11 Pages







         Item 7.   Material to be filed as Exhibits.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)

         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty






















                                Page 9 of 11 Pages







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-
              edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director




         May 7, 1996


































                               Page 10 of 11 Pages







                                   EXHIBIT INDEX


                                                               Sequential
         Exhibit                Description                    Page No.

             1        Name, Business Address, and Present
                     Principal Occupation of Each Executive
                     Officer and Director of Security Capi-
                     tal U.S. Realty and of Security Capital
                     Holdings S.A.

             2        Stock Purchase Agreement, dated as of
                     November 5, 1995, by and among Carr
                     Realty Corporation, Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. (incorporated by reference to
                     Exhibit 5.1 of Carr Realty Corpora-
                     tion's Current Report on Form 8-K dated
                     November 6, 1995)

            2.1       Amendment No. 1 to the Stock Purchase
                     Agreement, dated as of April 29, 1996,
                     by and among Carr Realty Corporation,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.2       Stockholders Agreement, dated as of
                     April 30, 1996, by and among Carr Re-
                     alty Corporation, Carr Realty, L.P.,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.3       Registration Rights Agreement, dated as
                     of April 30, 1996, by and among Carr
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty